Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Nippon Steel & Sumitomo Metal Corporation

Subject Company: Nisshin Steel Co., Ltd. (SEC File No. 132-02821)

August 2nd, 2018

Nippon Steel & Sumitomo Metal Corporation Nisshin Steel Co., Ltd. Nippon Steel & Sumikin Pipe Co., Ltd. Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd. Nisshin Stainless Steel Tubing Co., Ltd.

Exchange of Basic Agreement on Integration and Reorganization of Welded Stainless Steel Pipe & Tube Business

Nippon Steel & Sumitomo Metal Corporation (NSSMC), Nisshin Steel Co., Ltd., Nippon Steel & Sumikin Pipe Co., Ltd. (NSPC), Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd. (NSSP), and Nisshin Stainless Steel Tubing Co., Ltd. have agreed to integrate and reorganize their welded stainless steel pipe & tube business (the Business) around April 1, 2019 after Nisshin Steel becomes a wholly-owned subsidiary of NSSMC. The objective is to maximize synergies in the Business of the NSSMC Group at an early stage. Today, the five companies exchanged a basic agreement concerning the integration and reorganization as follows.

(1)	The automotive stainless steel electric resistance welding pipe & tube businesses (the stainless ERW business)[1] conducted by NSPC, Nisshin Steel, and NSSP will be integrated into NSPC.

(2)

NSSP and Nisshin Stainless Steel Tubing will merge and integrate their businesses concerning manufacture and sales of TIG welded pipes & tubes[2] conducted by NSSP and the same TIG welded pipes & tubes and laser welded pipes & tubes[3] conducted by Nisshin Stainless Steel Tubing.

1:	Stainless steel Electric Resistance Welding (ERW): Piping and tubing produced by means of ERW, mainly for use in automobile exhaust systems. Cr stainless steel sheets are used as the material.

2:

Tungsten Inert Gas arc welding (TIG): Piping and tubing produced by means of TIG for use in pipes & tubes of plants and boilers. Ni stainless steel sheets are used as the material. It can be applied to a wide range of manufacturing activities.

3:

Laser welded stainless steel pipes: Piping and tubing produced by means of laser welding, mainly for pipes and tubes used indoors, in water heaters, and in heat exchangers. Ni and Cr stainless steel sheets are used as the materials. Laser welded pipes have high productivity compared to TIG welding and high workability.

1.	Objective of the integration and reorganization

Since March 2017, when Nisshin Steel became a subsidiary of NSSMC, both companies have been cooperating and complementing each other in various areas of the Business such as production, sales, and purchasing. However, NSSMC has concluded that in order to respond to the harsh business environment, such as potential changes in society and the industrial structure, and to keep growing and expanding, synergies need to be maximized by integrating the Business of the NSSMC Group.

So far, in other business areas, the NSSMC Group has assigned functions by market segment and by production method to NSSMC and other related companies. By doing so, we have strived to demonstrate the marketing and sales power of each market segment and make our technologies more distinctive, and we have also achieved more efficient business management. Based on a similar policy, in regard to the stainless ERW business and the stainless TIG/laser welded business, the Group companies will bring together their respective management resources, and enhance competitiveness by unifying business strategy, optimizing the production system, and pursuing best practices in operational technologies, with the ultimate aim of establishing an organization that can respond to all customer needs and achieving growth and expansion. That is why we have decided to integrate and reorganize the Business around April 1, 2019.

2.	Details of the integration and reorganization

(1)	Reorganization of the stainless ERW business

In the case of stainless steel electric resistance welding pipes & tubes, NSPC and Nisshin Stainless Steel Tubing have been engaged in manufacturing, and NSPC and Nisshin Steel, in sales. From April 1, 2019 onward, Nisshin Steel’s operating rights are scheduled to be integrated into NSPC. Subsequently, Nisshin Stainless Steel Tubing’s manufacturing business will be integrated into NSPC once the transfer of manufacturing has been approved by customers.

(2)	Integration of the stainless TIG/laser welded business

NSSP and Nisshin Stainless Steel Tubing have been engaged respectively in manufacturing and sales in the stainless TIG/laser welded business. From April 1, 2019 onward, they will merge and the new integrated company is scheduled to conduct manufacturing and sales.

Details of the integration and reorganization will be separately discussed among the five companies and stipulated in a formal contract to be exchanged around January 2019.

3.	Schedule of the integration and reorganization (plan)

August 2, 2018	Exchange of a basic agreement

Around January 2019 (plan)	Exchange of a formal agreement

April 1, 2019 (plan)	Effective date of the integration and reorganization

4.	Outline of companies concerned in the integration and reorganization (as of March 31, 2018)

(1) Company name	Nippon Steel & Sumikin Pipe Co., Ltd.	Nippon Steel & Sumikin Stainless Steel Pipe Co., Ltd.

(2) Location	1-1-3 Yurakucho, Chiyoda-ku, Tokyo	3-2 Okasato, Koga City, Ibaraki Prefecture

(3) Representative	Ritsuya Iwai, President and Representative Director	Kazuya Hachio, President and Representative Director

(4) Business activities	Manufacture and sale of various types of steel tubes, including carbon steel tubes for two- and four-wheeled vehicles, carbon steel tubes for civil engineering and construction, and stainless steel tubes for automobiles and decoration	Manufacture and sales of stainless steel, titanium, and various alloy pipes & tubes; manufacture and sale of equipment for pipe& tube processing and its accessories

(5) Capital	¥5,831 million	¥917 million

(6) Establishment	September 12, 1911	October 3, 1950

(7) Sales (fiscal 2017)	¥ 125,837 million (consolidated)	¥ 14,823 million (consolidated)

(8) Number of employees	4,976 (consolidated)	367 (consolidated)

(9) Manufacturing bases (in Japan)	Kashima, Nagoya, Wakayama, Amagasaki, Buzen	Furukawa, Noda, Shonan

(10) Main shareholder and its shareholding ratio	NSSMC 100%	NSSMC 100%

(1) Company name	Nisshin Steel Co., Ltd.	Nisshin Stainless Steel Tubing Co., Ltd.

(2) Location	3-4-1 Marunouchi, Chiyoda-ku, Tokyo	1 Tsurumachi, Amagasaki-shi, Hyogo Prefecture

(3) Representative	Kinya Yanagawa, President & CEO and Representative Director	Atsuzo Hirano, President and Representative Director

(4) Business activities	Steelmaking (manufacture and sales of steel products)	Manufacture and processing of steel pipes & tubes, and other products; and auxiliary businesses

(5) Capital	¥ 30,000 million	¥ 250 million

(6) Establishment	October 1, 2012	April 1, 2014

(7) Sales (fiscal 2017)	¥ 614,196 million (consolidated)	¥ 14,290 million

(8) Number of employees	7,859 (consolidated)	177

(9) Manufacturing bases (in Japan)	Kure, Shunan, Kinuura, Osaka, Sakai, Toyo	Amagasaki

(10) Main shareholder and its shareholding ratio	NSSMC 51.0% Japan Trustee Services Bank, Ltd. (Trust Account) 4.3% The Master Trust Bank of Japan, Ltd. (Trust Account) 4.3% Japan Trustee Services Bank, Ltd. (Trust Account 9) 2.3%	Nisshin Steel 100%

(Contact Information) Nippon Steel & Sumitomo Metal Corporation Public Relations Center Tel:+81-3-6867-3419, 2146, 2977, 2135 End of document

When NSSMC conducts a share exchange to make Nisshin Steel a wholly owned subsidiary (the “Share Exchange”), in relation thereto, NSSMC will file a registration statement on Form F-4 with the SEC. Form F-4 will include a prospectus and other documents. When Form F-4 is filed and becomes effective, the prospectus filed as part of Form F-4 will be sent to the U.S. shareholders of Nisshin Steel before the date of shareholders meeting wherein voting rights are scheduled to be exercised to approve the Share Exchange. Form F-4 and the prospectus to be filed will contain important information, such as information on NSSMC and Nisshin Steel, information on the Share Exchange, and other related information. The U.S. shareholders of Nisshin Steel are kindly requested to carefully read Form F-4, the prospectus, and other documents that will be filed with the SEC in relation to the Share Exchange, before exercising their voting rights relating to the Share Exchange at the shareholders meeting. All documents to be filed with the SEC in relation to the Share Exchange will be publicized free of charge on the SEC website at www.sec.gov after filing thereof. Furthermore, such documents will be mailed free of charge upon request. Below is the contact information for mailing such a request.

Contact for inquiries about the Share Exchange:

Company name:	Nippon Steel & Sumitomo Metal Corporation	Company name:	Nisshin Steel Co., Ltd.

Address:	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	Address:	4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Contact person:	Fumiaki Onishi, General Manager, Public Relations Center	Contact person:	Mitsuhiro Murashita, PR Team and Secretary of General Administration Dept.

TEL:	03-6867-2130	TEL:	03-3216-5566

E-mail:	ohnishi.x97.fumiaki@jp.nssmc.com	E-mail:	murashita.m977@nisshin-steel.co.jp

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